[WEIL, GOTSHAL & MANGES LLP LETTERHEAD]

May 20, 2008

VIA EDGAR AND FEDEX

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jessica Plowgian

Re:	Getty Images, Inc.
Schedule 13E-3
File No. 005-53603
Schedule 14A
File No. 001-31516

Dear Ms. Plowgian,

On behalf of our client, Getty Images, Inc. (the “Company”), we are providing the following responses to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated May 15, 2008 (the “Comment Letter”) relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on May 8, 2008 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on May 8, 2008 (the “Proxy Statement”). The Company has again revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Proxy Statement (the “Amended Proxy Statement”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Schedule 13E-3 or the Amended Proxy Statement, as applicable.

We represent the Company only. To the extent any response relates to information concerning any of Abe Investment, L.P., Abe Acquisition Corp., Abe GP LLC, Hellman & Friedman Capital Partners VI, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman LLC, Getty Investments L.L.C., The October 1993 Trust, Cheyne Walk Trust, Ronald Family Trust B, Mark Getty or Jonathan Klein (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Preliminary Schedule 14A

Questions and Answers About the Merger and Special Meeting, page 8

1.	We note your response to our prior comment 13. Please revise the additional disclosure on page 69 to clarify that “the aggregate option consideration with respect to such grant” referenced in subsection (i) is the amount previously referenced in the paragraph equal to the excess of (a) the merger consideration over (b) the exercise price payable in respect of such share of the company’s common stock issuable under such stock option.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 8, 9, 70 and 87.

Reasons for the Merger, page 35

2.	We note your response to our prior comment 21. Please disclose the basis for the board of directors’ belief that the company’s value should be derived from cash flows generated from its continuing operations, rather than from the value of its assets that might be realized in a liquidation.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 39.

3.	We note your response to our prior comment 22. Given that the Goldman Sachs’ opinion addressed fairness with respect to a group of security holders that included affiliated security holders, please explain why filing persons believed the opinion supported their determination that the transaction is fair to unaffiliated security holders.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on pages 36 and 37.

Illustrative Discounted Cash Flow Analysis, page 43

4.	We note your response to our prior comment 31. Please also include the industry averages previously requested.

Response: The Company takes note of the Staff’s comment. While disclosure has been added regarding the use of the LTM EBITDA multiple of the Selected Companies for purposes of deriving the terminal multiple range (and the specific LTM EBITDA multiple for the Selected Companies—9.6x—was added in the prior filing), Goldman Sachs did not reference industry averages in connection with deriving the terminal growth rate of 1.0% to 3.0% or the terminal multiples of 4.5x to 7.5x.

Illustrative Leveraged Buyout Analysis, page 44

5.	We note your response to our prior comment 32. Please clarify how the average LTM EBITDA multiples provided resulted in the 4.5x to 7.5x LTM EBITDA exit multiple range used by Goldman Sachs.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 45.

Litigation Related to the Merger, page 76

6.	We note your additional disclosure. Please disclose the nature of the stay with respect to the Lopez Action.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page 78.

Important Information Regarding Parent, Merger Sub and The H&F Filing Persons, page 125

7.	Please revise the disclosure regarding Mr. Duckett’s five year employment history to clarify, if true, that he worked at ICG Inc. immediately prior to joining Hellman & Friedman and indicate how long he worked at ICG Inc.

Response: The Company takes note of the Staff’s comment and the Amended Proxy Statement has been amended accordingly on page pages 126 and 127.

* * * *

The Company, on behalf of itself and the other Filing Persons, confirms that (a) each Filing Person is responsible for the adequacy and accuracy of the disclosure in each filing with respect to such Filing Person, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to either filing and (c) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me at (650) 802-3020 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Craig W. Adas
Craig W. Adas Weil, Gotshal & Manges LLP

cc:	John Lapham, Getty Images, Inc.
Sarah Solum, Davis Polk & Wardwell
Brian Stadler, Simpson Thacher & Bartlett LLP

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